November 23, 2010

Mark Webb
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:           Eagle Financial Services, Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2009
Quarterly Report on Form 10-Q for the quarter ended June 30, 2010
File No. 000-20146

Dear Mr. Webb:

Eagle Financial Services, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated November 12, 2010 containing comments on the Company’s above referenced Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.  This letter on behalf of the Company responds to each of the comments set forth in your letter.

             For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Form 10-K for the fiscal year ended December 31, 2009

Item 6. Selected Financial Data, page 16

1.	Please include in future filings the ratio of your non-performing loans to your total loans and the ratio of your non-performing assets to total assets.

The Selected Financial Data table has been revised to include the above mentioned ratios and will reflect such data in future filings.  The revised table has been included in this response for your reference.

Item 13. Certain Relationships and Related Transactions, page 9

2.
We note your disclosure that your loans to your insiders are on substantially the same terms as those with “other customers.”  Please confirm that you could have provided the correct representation in Instruction 4(c) (ii) (“persons not related to the lender”) to Item 404(a) of Regulation S-K or amend with the required information. In future filings please use the correct language for the representation.

The Company could have provided the correct representation in Instruction 4 (c) (ii) to Item 404(a) of Regulation S-K.  In future filings, the correct language for the representation will be used.

*           *           *           *           *           *           *

As requested, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (540) 955-2510.

            Thank you for your assistance in this matter.

                      Yours truly,

                      /s/ Kate J. Chappell

                      Kate J. Chappell
                      Vice President and Chief Financial Officer

Item 6.     Selected Financial Data

The following table presents selected financial data, which was derived from the Company’s audited financial statements for the periods indicated.
	December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands, except per share amounts)
Income Statement Data:
Interest and dividend income	$27,453	$29,439	$31,162	$29,209	$23,804
Interest expense	6,793	10,512	13,892	11,705	6,883
Net interest income	$20,660	$18,927	$17,270	$17,504	$16,921
Provision for loan losses	4,350	2,310	550	300	620
Net interest income after provision for
loan losses	$16,310	$16,617	$16,720	$17,204	$16,301
Noninterest income	4,626	4,609	6,192	5,447	5,166
Net revenue	$20,936	$21,226	$22,912	$22,651	$21,467
Noninterest expenses	16,480	15,814	15,551	14,301	13,445
Income before income taxes	$4,456	$5,412	$7,361	$8,350	$8,022
Applicable income taxes	1,015	1,357	2,100	2,492	2,410
Net Income	$3,441	$4,055	$5,261	$5,858	$5,612

Performance Ratios:
Return on average assets	0.65%	0.79%	1.04%	1.20%	1.28%
Return on average equity	7.06%	8.81%	12.25%	15.27%	16.57%
Shareholders' equity to assets	9.65%	8.87%	8.90%	7.98%	7.71%
Dividend payout ratio	63.02%	52.01%	37.87%	31.56%	27.09%
Non-performing loans to total loans	1.26%	0.87%	0.00%	0.00%	0.00%
Non-performing assets to total assets	1.47%	0.78%	0.04%	0.00%	0.00%

Per Share Data (1):
Net income, basic	$1.09	$1.29	$1.70	$1.91	$1.84
Net income, diluted	1.08	1.29	1.69	1.90	1.84
Cash dividends declared	0.68	0.67	0.64	0.60	0.50
Book value	16.05	14.79	14.57	13.23	11.77
Market price	15.75	16.10	22.75	30.00	28.25
Average shares outstanding, basic	3,177,244	3,136,535	3,101,276	3,071,930	3,042,204
Average shares outstanding, diluted	3,184,534	3,143,907	3,113,792	3,087,053	3,044,976

Balance Sheet Data:
Total securities	$101,210	$98,919	$84,237	$91,624	$82,693
Total loans	404,066	390,086	389,661	386,046	355,779
Total assets	535,385	528,142	507,551	512,996	466,971
Total deposits	398,107	386,527	379,585	397,450	373,148
Shareholders' equity	51,643	46,829	45,178	40,937	35,995
(1) Per share amounts have been adjusted to reflect a two-for-one stock split of the Company's common stock on March 15, 2006.